==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 1999

                                HOLLINGER INC.

                (Translation of registrant's name into English)

                               10 Toronto Street
                           Toronto, Ontario M5C 2B7

                                    CANADA

                   (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F   x
                   -----                              -----

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                                 No   x
                      -----                              -----

                                 EXHIBIT LIST

                                                  Sequential
Exhibit       Description                         Page Number

 99.1         Interim Report of Hollinger Inc.        4
              for the six months ended
              June 30, 1999

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HOLLINGER INC.

Date:         August 30, 1999       By:  /s/ Charles G. Cowan, Q.C.
                                         ----------------------------
                                         Name:   Charles G. Cowan, Q.C.
                                         Title:  Vice President and
                                                 Secretary

                               2 Interim Report

                         6 Months Ended June 30, 1999

                                HOLLINGER INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

SIX MONTHS ENDED JUNE 30                             1999         1998
                                                    (millions of dollars)

Total revenue..............................        1,635.9      1,634.2
Net earnings...............................          156.1         82.8
Cash flow provided by operations (note)....          162.9        211.8

                                                          (dollars)

Net earnings per retractable common share..           4.75         2.48
Cash flow provided by operations per
  retractable common share (note)..........           4.95         6.35

NOTE

Cash flow provided by operations is before any increase or decrease in non-cash operating working capital, the cash used for discontinued operations, other costs and foreign currency translation adjustment.

Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International" and Hollinger Canadian Publishing Holdings Inc. is referred to as "HCPH". The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

Reference to "dollars" and "$" are to Canadian dollars, "U.S. $" are to United States dollars and "pounds sterling" and "L." are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

T O  T H E  S H A R E H O L D E R S

SECOND QUARTER EARNINGS

Net earnings for the second quarter of 1999 were $46.7 million or $1.42 per share compared with $8.8 million or $0.26 per share in 1998. Excluding the net effect of unusual items, a net loss of $0.4 million or a loss of $0.01 per share was incurred in the second quarter of 1999 compared with net earnings of $9.7 million or $0.30 per share for 1998.

Reported earnings for the quarter compared to last year have been affected by a few significant items.

     The start-up in October of 1998 of the National Post has resulted in an EBITDA loss from the National Post for the quarter of $17.5 million. This loss is greater than initially expected because circulation has been higher than expected without, yet, delivering the inevitable advertising revenues. The sale of four newspapers as part of the purchase of the Financial Post has also reduced EBITDA quarter-over-quarter by $7.4 million.

     With the acquisition of the remainder of Southam Inc. completed in early 1999, all of the earnings of Southam Inc. are now attributable to the Company compared with the second quarter of 1998, when a substantial minority still existed. The costs of increasing our ownership has resulted in higher depreciation and amortization in this quarter compared to the second quarter of 1998. The minority interest in Hollinger International has increased, offsetting some of the Southam impact on minority interest. In addition, the additional debt related to the 1999 acquisition of Southam shares has resulted in increased interest cost.

     Unusual items in the second quarter of 1999 consisted primarily of a gain on sale of community newspapers by Hollinger International Inc. and an accounting gain on the issue of the limited partnership units offset by the write off of finance costs related to the early retirement of debt and acquisition costs. Unusual items in the second quarter of 1998 consisted principally of the gains at Southam on the sale of American Trucker and Medicine Hat News. Virtually all of these 1998 second quarter unusual items net of taxes related to the minority shareholders in Southam since the book values of Hollinger's share of the assets sold were adjusted to market value when the Southam shares were purchased. As a result, the effect of unusual items on second quarter 1998 net income was largely eliminated by the related minority interest charge.

RIGHTS OFFERING

In May, 1999, Hollinger announced a retractable common share rights offering to its shareholders to raise up to approximately $115 million. Holders of record of retractable common shares at the close of business on June 17, 1999 were entitled to one right for each share held. Five rights entitled the holder to purchase one retractable common share at a subscription price of $17.50, for an aggregate of up to 6,578,300 retractable common shares. A circular in respect of the rights offering was mailed to holders of record on June 17, 1999.

At the expiry of the rights on July 9, 1999, holders subscribed for a total of 4,282,043 retractable common shares, for gross proceeds of approximately $75,000,000. The Ravelston Corporation Limited exercised the rights controlled by it to subscribe for 4,160,260 retractable common shares for gross proceeds of $72,804,550. After giving effect to the exercise of rights, there were issued and outstanding approximately 37,173,427 retractable common shares, of which approximately 67% are held by entities controlled by the Hon. Conrad M. Black. The net proceeds of the rights offering was used to repay bank indebtedness.

HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP

Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.") is a leading Canadian publisher of daily and weekly newspapers, magazines and specialty publications. The partnership's publications include 47 daily community newspapers, 179 non-daily newspapers and shopping guides (comprised of 25 paid and 154 unpaid publications) and 106 magazines and specialty publications. These newspapers, magazines and specialty publications were acquired on April 29, 1999 from HCPH and its affiliates (principally Southam Inc., UniMedia Inc. and Sterling Newspapers Company) for notes and partnership units together valued at approximately $1.8 billion.

In mid-July, 1999, the Hollinger L.P. filed a final prospectus to qualify a public offering of $40 million (4 million units at $10 per unit). The offering was completed at the end of July, and all units of the Hollinger L.P., including the 20 million units issued pursuant to a prospectus which qualified units purchased through its private placement completed on April 30, 1999, are now listed on The Toronto Stock Exchange (stock symbol (TSE:HCN.UN). The offering was underwritten by a syndicate led by CIBC World Markets Inc. and Salman Partners Inc. The underwriters have an over allotment option for up to an additional $6,000,000 (or 600,000 units) which is exercisable in whole or in part on or before September 27, 1999. Currently the Hollinger L.P. has issued 159,945,972 units of which 85% are owned by HCPH.

These recent offerings established a $240 million public float for the Hollinger L.P. thereby accomplishing Hollinger's objective of creating a liquid public investment vehicle to allow investors to participate directly in cash flow generated from its Canadian community newspapers. Hollinger's 85% interest in the Hollinger L.P. would be valued at approximately $1.36 billion using the public offering price of $10 per unit. The net proceeds of the offerings have been applied to reduce bank debt within the Hollinger group.

HOLLINGER INTERNATIONAL INC.

Hollinger International's operations are composed of the U.S. Newspapers Group consisting of the Chicago Group (including the Chicago Sun-Times) and the Community Group (American Publishing Company and The Jerusalem Post), the U.K. Newspaper Group, consisting of the Telegraph Group Limited, and the Canadian Newspaper Group (held through HCPH) consisting of the interest in Southam Inc., Sterling Newspapers Company, UniMedia Inc., and the Hollinger L.P.

During the second quarter of 1999, Hollinger International continued to repurchase shares of its Class A Common Stock with 4,896,900 shares repurchased year-to-date.

TELEGRAPH GROUP LIMITED

The company's EBITDA for the six months ended June 30, 1999 was L.27.5 million compared to L.27.2 million during the corresponding period in 1998, an increase of 1.1%.

Overall advertising revenue in the second quarter increased despite the continuing slowdown in recruitment advertising year-on-year. Display advertising was particularly strong during the second quarter, as was the separate Travel and recently launched Property sections.

The ABC net circulation figure for The Daily Telegraph for the period January 1999 to June 1999 was 1,044,740, some 300,000 copies ahead of its nearest competitor. The ABC net circulation figure for The Sunday Telegraph for the period January to June 1999 was 816,653 and The Sunday Telegraph sold an average of 822,414 copies during June 1999.

In April, The Daily Telegraph launched a new Saturday section, T2, aimed at the under 16's. T2 is also available online.

Electronic Telegraph (ET) continues to enjoy the largest readership of any online UK newspaper. Advertising revenues continue to grow and new revenue streams were achieved during the second quarter by forming electronic commerce partnerships for retailing in the book and travel sectors.

THE CHICAGO GROUP

The Chicago Group reported second quarter 1999 operating revenue increased 3% over the second quarter of 1998, due to continued growth in advertising revenue. Classified advertising continued to show the largest increases. Second quarter 1999 EBITDA increased 8% primarily due to the increase in revenue and lower newsprint costs.

THE COMMUNITY GROUP

In February 1999, the Community Group sold the operations of approximately 45 newspapers with a total paid daily circulation of approximately 296,000. This resulted in an overall decrease in Community Group operating revenue, EBITDA and operating income. On a "same store" basis, the Community Group reported second quarter 1999 operating revenue increased 2% from 1998 and second quarter 1999 EBITDA increased 10% from 1998.

CANADIAN NEWSPAPER GROUP

1998 results included the operations of Hamilton, Kitchener, Guelph, Cambridge, American Trucker and Medicine Hat which were all disposed of subsequent to June 1998. 1999 includes the results of the Victoria Times-Columnist and several Vancouver Island weekly newspapers acquired in 1998 and the National Post which commenced operations in 1998.

On a same newspaper basis, total operating revenue and EBITDA increased 3.4% and 8.3% respectively in 1999 over 1998, and the gross profit percentage increased from 22% to 23%. The increase in EBITDA results primarily from increased revenue and lower newsprint costs.

YEAR 2000 COMPUTER CONCERNS

The Company is on schedule for its review of potential year 2000 computer problems. All important applications have been identified, reviewed and found to be compliant or have been replaced or corrected or remediation plans are in process. The project was completed by the end of 1998 with a few exceptions. For those exceptions remediation work will be completed in 1999. As stated in the 1998 Management Discussion and Analysis there will be no special charges and the program will have no material effect on the Company's financial condition or reported results.

RETRACTION PRICE OF RETRACTABLE COMMON SHARES

The retraction price of the outstanding retractable common shares of the Company as of July 14, 1999 was $13.50 per share. As at June 30, 1999 there were 32,891,384 retractable common shares outstanding, which increased to 37,173,427 following completion of the rights offering mentioned above.

DIVIDENDS

A regular quarterly dividend of 15c. per retractable common share has been declared payable on September 10, 1999 to shareholders of record on August 26, 1999.

August 20, 1999                                   /s/ Conrad M. Black
                                                  Conrad M. Black
                                                  Chairman of the Board and
                                                  Chief Executive Officer

MARKET VALUE INFORMATION
BALANCE SHEET

(in thousands of dollars except where noted)

                                                     JUNE 30            December 31
                                                       1999                1998
                                                  -----------          -----------
                                                                      (not audited)

ASSETS

Investment in Hollinger International............ $   903,110         $  1,152,124
Other investments................................      14,488               19,311
Other assets.....................................      33,767               83,517
                                                  -----------         ------------
                                                      951,365         $  1,254,952
                                                  -----------         ------------
LIABILITIES

Exchangeable shares.............................. $   338,904         $    547,804
Other liabilities................................     383,338              343,491
                                                  -----------         ------------
                                                      722,242              891,295
                                                  -----------         ------------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY

Capital stock....................................     240,072              240,434
Net unrealized appreciation of investments.......     215,725              419,667
Net unrealized decrease (increase) in liabilities      31,932              (16,175)
Deficit..........................................    (258,606)            (280,269)
                                                  -----------         ------------
                                                      229,123              363,657
                                                  -----------         ------------
                                                  $   951,365         $  1,254,952
                                                  -----------         ------------
RETRACTABLE COMMON SHARES OUTSTANDING............  32,891,384           32,941,072
                                                  -----------         ------------
NET ASSET VALUE PER RETRACTABLE COMMON SHARE..... $      6.97         $      11.04
                                                  -----------         ------------

STATEMENT OF INCOME AND EXPENSES

(not audited)

(in thousands of dollars)

                                                            SIX MONTHS ENDED
                                                                 JUNE 30
                                                            ----------------
                                                        1999                1998
                                                        ----                ----
INCOME

Dividends........................................  $   25,043            $   21,792
Interest and other...............................       4,003                   984
Net management fees..............................       3,820                 8,761
                                                   ----------            ----------
                                                       32,866                31,537
                                                   ----------            ----------
EXPENSES

Administrative and other expenses................       9,147                 4,635
Interest expense.................................      26,749                33,985
                                                   ----------            ----------
                                                       35,896                38,620
                                                   ----------            ----------

Loss before the undernoted.......................      (3,030)               (7,083)
Unusual items....................................      20,954                (1,763)
Income tax expense...............................      (1,297)               (1,579)
                                                   ----------            ----------
Net income (loss) for the period.................  $   16,627            $  (10,425)
                                                   ----------            ----------
EARNINGS (LOSS) PER RETRACTABLE COMMON SHARE.....  $     0.51            $    (0.32)
                                                   ----------            ----------

SCHEDULE OF SEGMENTED EARNINGS

(not audited)

(in thousands of dollars)

                                                            U.K.       CANADIAN      CORPORATE
                           CHICAGO     COMMUNITY       NEWSPAPER      NEWSPAPER            AND      CONSOLIDATED
                             GROUP         GROUP           GROUP          GROUP          OTHER             TOTAL

                           -------     ---------       ---------      ---------      ---------      ------------
                                                  THREE MONTHS ENDED JUNE 30, 1999
                                                  --------------------------------

Sales revenue.........  $  149,921     $  32,215      $  212,922     $  423,284     $      643      $   818,985
Cost of sales
  and expenses........     119,179        24,488         163,566        343,284          8,751          659,268
                        ----------     ---------      ----------     ----------     ----------       ----------
Income before
  interest, taxes,
  depreciation and
  amortization........      30,742         7,727          49,356         80,000         (8,108)         159,717
Depreciation and
  amortization........       8,307         2,517          15,103         28,684          1,978           56,589
                        ----------     ---------      ----------     ----------     ----------       ----------
Operating income
  (loss)..............  $   22,435     $   5,210      $   34,253     $   51,316     $  (10,086)      $  103,128
                        ----------     ---------      ----------     ----------     ----------       ----------


                                                  THREE MONTHS ENDED JUNE 30, 1998
                                                  --------------------------------
Sales revenue.........  $  142,962     $  74,437      $  212,942     $  406,821     $    6,076      $  843,238
Cost of sales
  and expenses........     115,081        50,466         164,595        308,692         10,840         649,674
                        ----------     --------       ----------     ----------     ----------      ----------
Income before
  interest, taxes,
  depreciation and
  amortization........      27,881        23,971          48,347         98,129         (4,764)        193,564
Depreciation and
  amortization........       7,636         2,453          15,090         20,201          1,600          46,980
                        ----------     ---------      ----------     ----------     ----------      ----------
Operating income
  (loss)..............  $   20,245     $  21,518      $   33,257     $   77,928     $   (6,364)     $  146,584
                        ----------     ---------      ----------     ----------     ----------      ----------


NOTE 1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

SCHEDULE OF SEGMENTED EARNINGS

(not audited)

(in thousands of dollars)

                                                                 U.K.      CANADIAN     CORPORATE
                               CHICAGO      COMMUNITY      NEWSPAPER      NEWSPAPER           AND    CONSOLIDATED
                                 GROUP          GROUP          GROUP          GROUP         OTHER           TOTAL
                               -------      ---------      ----------     ---------     ---------    ------------
                                                         SIX MONTHS ENDED JUNE 30, 1999
                                                         ------------------------------

Sales revenue...........    $  287,378     $   82,301     $  440,928     $  810,442    $    1,943     $1,622,992
Cost of sales
  and expenses..........       235,090         65,497        331,750        676,361        14,903      1,323,601
                            ----------     ----------     ----------     ----------    ----------     ----------
Income before
  interest, taxes,
  depreciation and

  amortization..........        52,288         16,804        109,178        134,081       (12,960)       299,391
Depreciation and
  amortization..........        16,952          6,892         30,799         56,813         3,792        115,248
                            ----------     ----------     ----------     ----------     ---------     ----------
Operating
  income (loss).........    $   35,336     $    9,912     $   78,379     $   77,268    $  (16,752)    $  184,143
                            ----------     ----------     ----------     ----------    ----------     ----------
Total assets............    $  691,150     $  373,231     $1,277,039     $3,090,279    $  336,328     $5,768,027
                            ----------     ----------     ----------     ----------    ----------     ----------
Expenditures on capital
  assets................    $   43,138     $    5,691     $   23,470     $   67,657    $    1,834     $  141,790
                            ----------     ----------     ----------     ----------    ----------     ----------


                                                         SIX MONTHS ENDED JUNE 30, 1998
                                                         ------------------------------
Sales revenue...........    $  271,057     $  141,991     $  424,835     $  780,170    $    8,250     $1,626,303
Cost of sales
  and expenses..........       228,701        103,168        319,329        610,291        17,252      1,278,741
                            ----------     ----------     ----------     ---------      ---------     ----------
Income before
  interest, taxes,
  depreciation and
  amortization..........        42,356         38,823        105,506        169,879        (9,002)       347,562
Depreciation and
  amortization..........        15,182         10,337         29,439         41,392         2,863         99,213
                            ----------     ----------     ----------     ----------    ----------     ----------
Operating
  income (loss).........    $   27,174     $   28,486     $   76,067     $  128,487    $  (11,865)    $  248,349
                            ----------     ----------     ----------     ----------    ----------     ----------
Total assets............    $  642,637     $  569,066     $1,362,384     $2,091,380    $  355,822     $5,021,289
                            ----------     ----------     ----------     ----------    ----------     ----------
Expenditures on capital
  assets................    $   45,024     $    7,346     $   38,309     $   31,473    $    7,031     $  129,183
                            ----------     ----------     ----------     ----------    ----------     ----------

NOTE

1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

CONSOLIDATED BALANCE SHEET

(in thousands of dollars)

                                                        JUNE 30     December 31
                                                         1999          1998
                                                      ----------    -----------
                                                             (not audited)

ASSETS
CURRENT ASSETS
Cash.................................................  $  120,979   $  128,061
Accounts receivable..................................     596,202      584,503
Inventory............................................      48,373       56,294
                                                       ----------   ----------
                                                          765,554      768,858

INVESTMENTS..........................................      89,568       75,242
CAPITAL ASSETS.......................................   3,986,123    4,129,445
GOODWILL AND OTHER ASSETS............................     926,782      730,956
                                                       ----------   ----------
                                                       $5,768,027   $5,704,501
                                                       ----------   ----------
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness....................................  $  400,505   $  232,128
Accounts payable and accrued expenses................     581,158      792,669
Income taxes payable.................................     117,256        2,465
Current portion of long-term debt....................     594,700      183,150
Exchangeable shares (note 1).........................     228,109      496,766
                                                       ----------   ----------
                                                        1,921,728    1,707,178

LONG-TERM DEBT.......................................   1,864,275    2,229,599
EXCHANGEABLE SHARES..................................     155,311       51,038
                                                       ----------   ----------
                                                        3,941,314    3,987,815
                                                       ----------   ----------

MINORITY INTEREST AND DEFERRED CREDITS...............   1,777,494    1,783,854

SHAREHOLDERS' EQUITY
Capital stock........................................     240,072      240,434
Deficit..............................................    (160,939)    (306,181)
                                                       ----------   ----------
                                                           79,133      (65,747)
Equity adjustment from foreign currency translation..     (29,914)      (1,421)
                                                       ----------   ----------
                                                           49,219      (67,168)
                                                       ----------   ----------
                                                       $5,768,027   $5,704,501
                                                       ----------   ----------

NOTE

1. As a result of setting the exchange number for the Series II preference shares, these shares are now exchangeable into Class A common stock of Hollinger International Inc. which had a market value of $183.6 million at June 30, 1999.

The balance above includes a deferred unrealized gain of $44.5 million which would be recognized to the extent of any future preference share retractions.

CONSOLIDATED STATEMENT OF EARNINGS

(not audited)

(in thousands of dollars)

                                                        THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                             JUNE 30                               JUNE 30
                                                        ------------------                     ----------------
                                                    1999                1998               1999               1998
                                                    ----               -----               ----               ----
REVENUE
Sales.......................................    $   818,985         $  843,238         $  1,622,992       $ 1,626,303
Investment and other income.................          5,222              3,179               12,936             7,921
                                                -----------         ----------         ------------       -----------
                                                    824,207            846,417            1,635,928         1,634,224
                                                -----------         ----------         ------------       -----------
EXPENSES
Cost of sales and expenses..................        659,268            649,674            1,323,601         1,278,741
Depreciation and amortization...............         56,589             46,980              115,248            99,213
Interest expense............................         62,566             56,370              124,885           112,279
                                                -----------         ----------         ------------       -----------
                                                    778,423            753,024            1,563,734         1,490,233
                                                -----------         ----------         ------------       -----------
NET EARNINGS (LOSS) IN EQUITY ACCOUNTED
  COMPANIES.................................          1,128               (406)                 905              (718)

NET FOREIGN CURRENCY GAINS..................          5,111                502                3,872             1,886
                                                -----------         ----------         ------------       -----------
EARNINGS BEFORE THE UNDERNOTED..............         52,023             93,489               76,971           145,159
Unusual items...............................        124,334             61,574              447,496           293,223
Income taxes................................        (71,495)           (73,555)            (207,264)         (193,616)
Minority interest...........................        (58,196)           (72,724)            (161,128)         (161,983)
                                                -----------         ----------         ------------       -----------
NET EARNINGS................................    $    46,666         $    8,784          $   156,075        $   82,783
                                                -----------         ----------         ------------       -----------


                                                             (dollars)                               (dollars)

NET EARNINGS PER RETRACTABLE COMMON
  SHARE (note 2)
  Basic.....................................          $1.42              $0.26                $4.75             $2.48
                                                      -----              -----                -----             -----
  Fully diluted.............................          $1.20              $0.17                $4.07             $1.50
                                                      -----              -----                -----             -----
CASH FLOW PROVIDED BY OPERATIONS
  PER RETRACTABLE COMMON SHARE (note 1)
  Basic.....................................          $2.08              $3.47                $4.95             $6.35
                                                      -----              -----                -----             -----
  Fully diluted.............................          $1.96              $3.47                $4.66             $3.70
                                                      -----              -----                -----             -----

NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS

1. Cash flow provided by operations per retractable common share is based on cash flow provided by operations which is before any increase or decrease in non-cash operating working capital, the cash used by discontinued operations, prepaid subscription program and other costs and foreign currency translation adjustment. 2. Earnings per retractable common share is based on earnings applicable to retractable common shares reduced by an equity accretion in respect of the equity-linked convertible securities.

CONSOLIDATED STATEMENT OF CASH FLOW

(not audited)
(in thousands of dollars)

                                               SIX MONTHS ENDED
                                                   JUNE 30
                                               ----------------
                                            1999             1998
                                           -----             ----
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings.........................  $ 156,075          $  82,783
Unusual items........................   (447,496)          (293,223)
  Current income taxes related
    to unusual items.................    156,159            143,904
Items not involving cash:
  Depreciation and amortization......    115,248             99,213
  Deferred income taxes..............     19,556              3,785
  Net loss (earnings) in equity
   accounted companies, net of
   dividends received................       (537)               718
  Minority interest..................    161,128            161,983
  Other..............................      2,778             12,658
                                       ---------          ---------
CASH FLOW PROVIDED BY OPERATIONS ....    162,911            211,821

Change in non-cash
  operating working capital..........     85,270            (34,847)
Cash used for
  discontinued operations............     (1,065)            (2,302)
Other costs..........................    (41,812)              (697)
Foreign currency translation
  adjustment.........................      2,178              8,327
                                       ---------          ---------
                                         207,482            182,302

FINANCING
Issue of capital stock...............          -             11,763
Issue of exchangeable shares.........          -            119,163
Redemption and cancellation of
  capital stock......................       (821)          (155,698)
Redemption and cancellation of
  exchangeable shares................   (131,208)          (105,975)
Capital stock of subsidiary purchased
  for cancellation by subsidiary.....   (100,272)            (2,459)
Issue of partnership units and
  common shares of subsidiaries......    197,593              3,291
Increase (decrease) in long-term debt
  and deferred liabilities...........     53,707           (332,246)
Retirement of convertible debt.......       (122)           (16,110)
Decrease in capital lease
  obligations........................     (1,533)              (666)
Dividends, including special
  dividend...........................     (9,867)           (10,585)
Dividends and distributions paid by
  subsidiary operations to
  minority interests.................    (27,320)           (27,485)
                                       ---------          ---------
                                         (19,843)          (517,007)
                                       ---------          ---------

INVESTMENT
Proceeds on disposal of
  fixed assets.......................     11,402            24,821
Additions to fixed assets
  and assets under capital leases....   (117,148)          (96,984)
Additions to investments.............    (11,605)          (38,435)
Proceeds on disposal
  of investments and marketable
  securities.........................      2,999             2,737
Additions to circulation.............    (24,642)          (32,199)
Additions to goodwill and
  other assets.......................    (59,638)          (10,086)
Investment in newspaper
  operations.........................   (607,442)          (63,538)
Proceeds on disposal of newspaper
  operations.........................    620,866           574,984
                                       ---------          --------
                                        (185,208)          361,300
                                       ---------          --------

Effect of exchange rate
  changes on cash....................     (9,513)            5,244
                                       ---------          --------

INCREASE (DECREASE) IN CASH POSITION.     (7,082)           31,839
CASH AT BEGINNING OF PERIOD..........    128,061           158,868
                                       ---------          --------
CASH AT END OF PERIOD................  $ 120,979         $ 190,707
                                       ---------          --------

NOTE

1. 1998 comparative amounts have been restated retroactively as required by the Canadian Institute of Chartered Accounts with respect to new standards issued regarding disclosure in the cash flow statement.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP)

(not audited)
(in thousands of Canadian dollars)

                                                         THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                              JUNE 30                              JUNE 30
                                                         ------------------                   ----------------
                                                       1999             1998               1999              1998
                                                       ----             ----               ----              ----
NET EARNINGS
NET EARNINGS FOR THE PERIOD
  BASED ON CANADIAN GAAP................       $     46,666        $   8,784       $    156,075        $   82,783
Capitalization of betterments,
  net of related amortization...........             (1,697)          (2,251)            (4,931)           (7,373)
Acquired tax losses.....................                165              208                338               332
Start-up costs, net of amortization
  and write-offs........................                 43             (133)                81               427
Business combinations (note 4)..........                233              233                466               466
Foreign exchange (note 2)...............                  -             (186)                 -              (130)
Compensation to employees...............               (444)            (259)              (547)             (519)
Adjustment to tax provision.............              4,000            1,400                  -             4,000
Financial instruments (note 3)..........                902              853              1,810             1,918
Settlement of convertible
  securities (note 6)...................                  -              492                  -               492
                                               ------------        ---------       -------------       ----------
NET EARNINGS FOR THE
  PERIOD BASED ON U.S. GAAP.............       $     49,868        $   9,141       $    153,292        $   82,396
                                               ------------        ---------       -------------       ----------

EARNINGS PER SHARE                                          (dollars)                           (dollars)
NET EARNINGS PER RETRACTABLE COMMON
  SHARE AND COMMON EQUIVALENT SHARE
  Earnings from continuing
    operations (notes 5 and 7)..........              $1.75            $0.26              $4.89              $2.46
                                                      -----            -----              ----               -----
  Net earnings..........................              $1.52            $0.27              $4.66              $2.47
                                                      -----            -----              ----               -----
NET EARNINGS PER RETRACTABLE
  COMMON SHARE - ASSUMING FULL DILUTION
  Earnings from continuing
    operations (notes 5 and 7)..........              $1.59            $0.17              $4.43              $1.73
                                                      -----            -----              ----               -----
  Net earnings..........................              $1.36            $0.19              $4.20              $1.74
                                                      -----            -----              ----               -----

NOTES TO THE RECONCILIATION TO UNITED STATES GAAP.

1. The above represents additional information to the Consolidated Statement of Earnings of the Company which was prepared in accordance with Canadian GAAP. Set out above are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings for the six months ended June 30, 1999 and June 30, 1998 and the three months ended June 30, 1999 and June 30, 1998 in order to conform to accounting principles generally accepted in the United States.
2. Under Canadian GAAP, the unrealized foreign exchange gain or loss on the translation of the U.S. dollar Liquid Yield Option Notes (LYONs) into Canadian dollars which was not considered a hedge against a U.S. dollar investment was being deferred or amortized over the term of the notes. Under U.S. GAAP this exchange gain or loss was expensed in the immediately. 3. Under the accounting standards for financial instruments, a portion of certain of the Company's convertible instruments are classified as equity rather than debt. Under U.S. GAAP, no portion of the convertible instruments would be classified as equity and the related interest expense on the equity component would be classified as an interest expense rather than as a dividend equivalent. In addition, Canadian GAAP requires the carrying value of the debt component of an instrument be increased over time to its settlement amount on maturity, through a charge to interest expense. Under U.S. GAAP, no portion of the instrument would be classified as equity and accordingly this adjustment to interest expense is not required. Canadian GAAP also requires the value ascribed to certain subsidiary special shares be increased over the life of the shares to the Company's optional cash settlement amount through a periodic charge to earnings. Under U.S. GAAP the shares are recorded at their fair value on the date of issue and such a charge to increase their carried amount is not required. 4. U.S. GAAP requires that the transfer of the Canadian Newspaper Group be accounted for at historical values using "as-if pooling of interests" accounting, resulting in no gain on the sale of properties and no additional amount being ascribed to circulation. 5. A loss on extinguishment of debt can be classified as an extraordinary item under U.S. GAAP, but not under Canadian GAAP. 6. Cash payments on conversion of the LYONS are treated as capital transactions under Canadian GAAP. Under U.S. GAAP, the gain or loss on cash settlement must be reflected in income. 7. A gain or loss on settlement of convertible securities can be classified as an extraordinary item under U.S. GAAP.


TRANSFER AGENTS AND REGISTRARS                         SHARE INFORMATION

Retractable Common Shares, Series II and III           For information relating to Retractable Common
Preference Shares:                                     Shares and Series II and III Preference Shares

                                                       holdings, dividends, lost share certificates, etc., please

Montreal Trust Company of Canada, Toronto,             communicate with:
Montreal and Vancouver, Canada                         Montreal Trust Company of Canada,
The Bank of Nova Scotia Trust Company of New York      Tel: (416) 981-9500 or 1-800-663-9097 (toll free in
New York, New York, U.S.A.                             Canada and U.S.) Fax: (416) 981-9800

Warrants to Purchase Retractable Common Shares of

Hollinger Inc.:                                        MAJOR ELECTRONIC WEB SITES

Montreal Trust Company of Canada, Toronto              Hollinger International        http://www.hollinger.com
                                                       Telegraph                      http://www.telegraph.co.uk

STOCK EXCHANGE LISTINGS                                                               http://www.UKMax.com

The Retractable Common Shares are listed on the                                       http://www.thebestofbritish.com

Toronto, Montreal, and Vancouver stock exchanges

(stock symbol HLG.C), and are also quoted on The       Chicago Sun-Times              http://www.suntimes.com
NASDAQ Stock Market (trading symbol HLGCF).            Chicago Network                http://www.chicago-news.com

The Series II and III Preference Shares are listed on  Jerusalem Post                 http://jpost.co.il
the Toronto, Montreal and Vancouver stock              Southam                        http://www.canada.com
exchanges (trading symbols HLG.PR.B and HLG.
PR.C, respectively).                                   UniMedia                       http://www.lesoleil.com

                                                                                      http://www.ledroit.com

The Warrants to Purchase Retractable Common

Shares are not listed on any stock exchange.           Star-Phoenix                   http://www.saskstar.sk.ca

INVESTOR INFORMATION                                   Leader-Post                    http://www.leader-post.sk.ca
Holders  of  the  Company's securities and other       VERSION FRANCAISE
interested  parties seeking  information about         Pour recevoir ce rapport en francais s'adresser  a :
the Company should communicate with the Vice-          Compagnie Montreal Trust du Canada, 151, rue
President,   Strategic   and   Corporate Development,  Front ouest, 8e etage, Toronto (Ontario) M5J 2N1.
at 10 Toronto  Street,  Toronto,  Ontario  M5C 2B7,
Tel (416) 363-8721, Fax (416) 364-0832.



                                HOLLINGER INC.

                 10 Toronto Street, Toronto, Ontario, M5C 2B7
                  General Enquiries: Telephone (416) 363-8721

                              Fax: (416) 364-2088